Bond Laboratories, Inc.
777 S. Highway 101
Suite 215
Solana Beach, CA 92975
November 3, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Bond Laboratories, Inc.
Amendment Number 1 to Registration Statement on Form SB-2
Filed October 13, 2006
File No. 333-137170

Ladies and Gentlemen:

Bond Laboratories, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated October 27, 2006

1.  We note that you have not adjusted your disclosures throughout your registration statement to reflect the revised amounts presented in your financial statements. For example, we noted inconsistencies in the summary of financial data, risk factors, comparative data and results of operations. Please revise accordingly. Additionally, please revise earnings per share data for the year ended December 31, 2005.

The Company has made the appropriate adjustments to our disclosure and adjusted the inconsistencies through out the SB-2.

2.  We read your response to comment 2 of our letter dated October 11, 2006; however the correction of an error in previously issued financial statements is not an accounting change. Accordingly, please revise your financial statements to reflect that they have been restated. Refer to the guidance of APB 20 and SFAS 154, paragraphs 25 and 26.

The company has implemented SFAS 154 the correction of an error. The company previously presented the financial statements reporting and capitalizing and intangible asset, a website and logo design. The company corrected that error and expensed those capitalized assets to the income statement as a general and administrative expense. We further disclosed this correction of an error in the footnotes of the financial statements presented for December 31, 2005 and June 30, 2006.

3.  Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Also, please provide a currently dated consent with any amendment to the registration statement.

The company has noted this response and provided a currently dated consent with any amendment to the registration statement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Scott Landow
Scott Landow
Chief Executive Officer